A Brand Like a Friend

RECEIVED
WASH. D.C. 152 SECTION

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation [redacted]
Mail Stop 3-9
Securities and Exchange Comn
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021500

Datum / Date	February 27, 2007	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	(+49-211) 797-3119
		Telefax / Fax	(+49-211) 798-13119
		E-Mail / E-mail	jutta.glass@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Gentlemen:

Enclosed please find Henkel's invitation to the Annual General Meeting to be held on Monday April 16, 2007.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

Kühn

Nicolas

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Citibank, Frankfurt
Konto 400 228 116, BLZ 502 109 00
BIC/SWIFT CITIDEFF, IBAN
DE03 5021 0900 0400 2281 16

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste
Geschäftsführung

Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)

Kasper Rorsted (stellv. Vorsitzender)
Alois Linder, Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

221-061212

Invitation to the Annual General Meeting, and the Extraordinary Meeting for Holders of Preferred Shares, of Henkel KGaA, Düsseldorf, Germany

Henkel

A Brand Like a Friend

Invitation to the Annual General Meeting

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities ID Numbers:
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Company
are hereby invited to attend the
Annual General Meeting
on
Monday, April 16, 2007, 10.00 a.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

Admission from 8.30 a.m.

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 27, 2007, is the only authoritative version.

Agenda

1. Presentation of the Annual Financial Statements and the Consolidated Financial Statements as endorsed by the Supervisory Board, the Management Reports of the Company and of the Group, and the Report of the Supervisory Board for the year ended December 31, 2006. Resolution to approve the Annual Financial Statements of Henkel KGaA for the year ended December 31, 2006.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements stating an unappropriated profit of 363,679,361.43 euros, be approved as presented.

2. Resolution for the appropriation of profit

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of 363,679,361.43 euros for the year ended December 31, 2006, be applied as follows:

a) Payment of a dividend of 1.44 euros per ordinary share (86,598,625 shares)	= 124,702,020.00 euros
b) Payment of a dividend of 1.50 euros per preferred share (59,387,625 shares)	= 89,081,437.50 euros
c) Carrying forward of the remaining balance	149,895,903.93 euros
	= 363,679,361.43 euros

Treasury stocks are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Company at the date of the Annual General Meeting will be carried forward.

3. Resolution to ratify the actions of the Management Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Management Board in office in 2006 be ratified for that financial year.

4. Resolution to ratify the actions of the Supervisory Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in 2006 be ratified for that financial year.

5. Resolution to ratify the actions of the Shareholders' Committee

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee in office in fiscal 2006 be ratified for that financial year.

6. Appointment of auditors of the annual financial statements and the consolidated financial statements for fiscal 2007

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the Annual Financial Statements and for the Consolidated Financial Statements for the fiscal year 2007.

7. Resolution to renew authorization to purchase and appropriate the Company's own shares ("treasury stock") in accordance with §71 (1) no. 8 German Corporation Law (AktG) and to exclude the preemptive rights of existing shareholders

With expiry of the authorization resolved at the last Annual General Meeting, it is proposed that the Personally Liable Partners again be authorized to purchase the Company's own shares on the stock exchange or by way of a public purchase offer.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partners be authorized in accordance with §71 (1) no. 8 German Corporation Law (AktG) to purchase ordinary and/or preferred shares of the Company at any time up to October 15, 2008, subject to the condition that the shares acquired on the basis of this authorization, together with the other treasury stock that the Company has already acquired and still holds, or which is attributable to the Company in accordance with §71 d and §71 e German Corporation Law (AktG), shall not at any time exceed 10% in total of the capital stock.

   That the authorization may be exercised once or several times, in whole or in part, by the Company, by its Group companies or by third parties acting on the Company's or its Group companies' behalf and for their account.

   That the authorization to purchase the Company's own shares ("treasury stock") at any time up to October 9, 2006, approved by resolution of the shareholders at the Annual General Meeting held on April 10, 2005, be withdrawn with effect from the date when this new authorization becomes operative.

b) That purchases may be made, at the discretion of the Personally Liable Partners, in the market, by means of a public offer addressed to all shareholders, or by means of a public invitation to submit an offer (invitation to tender).

   (1) In the case of purchase in the market, the consideration paid by the Company (excluding incidental costs) for each share must not be more than 10% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises.

   (2) In the case of purchase by means of a public offer, or a public invitation to tender, the Company shall stipulate the share purchase price or the share purchase price spread. Where a share purchase price spread is stipulated, the final price shall be determined from the declarations of acceptance or tenders received. The public offer or the invitation to tender may include a time limit for acceptance, certain conditions and also the provision that the share purchase price spread may be adjusted during the time limit for acceptance if, following publication of the formal offer, there are significant movements in price during the time limit for acceptance.

   The consideration paid by the Company for each share must not be more than 10 percent above or below the average of the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer or the invitation to tender. In the case of an adjustment to the share purchase price, the relevant amount shall be determined on the basis of the price prevailing on the last trading day before the final decision on the offer adjustment.

   The volume may be limited. If, in the case of a public offer or a public invitation to tender, the volume of the tendered shares exceeds the envisaged buy-back volume, the tender rights of the shareholders may be excluded insofar as acceptance will then be effected on a pro-rata basis in accordance with the ratio of shares tendered in each case. Provision may also be made for priority acceptance of smaller numbers of shares up to 100 of the shares tendered for purchase per shareholder.

   (3) The Company will make the decision regarding the class of shares to be purchased in keeping with the interests of the shareholders and of the Company and taking into account the approved purposes for such purchases.

c) The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in d). If it used for one or more of the purposes specified in d), the pre-emptive rights of existing shareholders are excluded. Moreover, the Personally Liable Partners may, in the case of dis-

posal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

d) The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Company's own shares ("treasury stock") acquired on the basis of this or an earlier authorization as follows:

(1) To offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group", which was approved by resolution of the shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

(2) To sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(3) To sell treasury stock against payment in cash by a process other than in the market or by way of an offer addressed to all shareholders, provided that the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 German Corporation Law (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

(4) To cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under §8 (3) German Corporation Law (AktG); in the latter case, the Personally Liable Partners are authorized to adjust the number of shares indicated in the Articles of Association accordingly.

Report to the Annual General Meeting in respect of Item 7 on the Agenda, as required by §71 (1) no. 8 and §186 (4) sentence 2 German Corporation Law (AktG)

The authorization proposed under **Item 7** relates to the purchase of the Company's own shares ("treasury stock"). The authorization to purchase the Company's own shares, which was approved at the Annual General Meeting held on April 10, 2006, under Item 8 on the Agenda for that meeting, is only valid until October 9, 2007. It therefore requires renewal, as does the authorization to dispose of shares in other ways, as permitted under §71 (1) no. 8 sentence 5 German Corporation Law (AktG), and the authorization to cancel shares as permitted under §71 (1) no. 8 sentence 6 German Corporation Law (AktG). The proposed authorization will enable the Company to realize the benefits associated with the acquisition of its own shares in the interests of the Company and its shareholders.

As permitted under §71 (1) no. 8 German Corporation Law (AktG), other forms of purchase and disposal may be applied in addition to the typical method of purchase and disposal in the market. Thus, treasury stock may also be acquired by means of a public offer ad-

dressed to the shareholders or by the public invitation to submit an offer (public invitation to tender). In these cases, the shareholders may decide how many shares they wish to sell and, in the event of a price spread being stipulated, at which price they wish to sell.

In acquiring the Company's own shares, the principle of equal treatment as defined in §53a German Corporation Law (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer or a public invitation to tender is in keeping with this principle. Insofar as the number of tendered or offered shares exceeds the number of shares envisaged for purchase, such purchase or acceptance may be implemented under exclusion of the tender rights of the shareholders on a pro-rata basis related to the number of shares offered or tendered, in order to simplify the purchase process. Giving prior claim to smaller numbers of up to 100 shares tendered per shareholder also serves to simplify the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to all shareholders. This is necessary in order to enhance technical efficiency in the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Company, either by sale in the market or by some other process.

The authorization to exclude the pre-emptive rights of existing shareholders likewise has to be renewed in order to enable transfer of the shares purchased to members of the Management Board and certain executive management personnel of the Company and of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the process of business globalization increasingly demand that a company's treasury stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

Finally, the resolution proposes that Management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under §186 (3) sentence 4 German Corporation Law (AktG). This will enable Management to align the Company's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with exclusion of the pre-emptive rights of existing shareholders. Suitable protection against the possibility of dilution is provided due to the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. The sale price is only finalized shortly before the sale. Any discount to the quoted price will be kept as small as possible given the market conditions prevailing at the time of placement; under no circumstances shall it be more than 5%.

The authorization covers shares that are purchased on the basis of this proposed resolution and those purchased on the basis of authorizations previously ratified in General Meeting. Such shares purchased may be canceled by the Company without any further resolu-

tion in General Meeting being required. Cancellation shall either be effected by way of capital reduction or, as permitted by §237 (3) no. 3 German Corporation Law (AktG), such that the capital stock remains unchanged by increasing the proportion of the other shares relative to the capital stock as permitted under §8 (3) German Corporation Law (AktG).

8. Resolution to increase the capital stock from Company funds without the issue of new shares, to implement the appropriate amendment of Art. 5 of the Articles of Association, to subsequently re-divide the capital stock (share split in the ratio of 1:3) with corresponding amendment of Art. 6 (1) of the Articles of Association, and in relation to said share split, to amend Art. 17 (3), Art 33 (3) and Art 35 (2) of the Articles of Association.

The market price of Henkel shares has risen significantly in the last few years. In order to further increase the attractiveness of Henkel shares, especially for private investors, it is proposed that the capital stock of the Company be re-divided in the ratio of 1:3 so that the number of shares is tripled (share split). With this tripling of the number of shares, the individual shares become "lighter", as a result of which the liquidity of Henkel shares should increase.

The capital stock of Henkel KGaA currently amounts to 373,724,800 euros. It is divided into a total of 145,986,250 shares of no par value, of which 86,598,625 are ordinary bearer shares and 59,387,625 are non-voting preferred bearer shares. The proportion of the capital stock attributable to each ordinary share and preferred share is 2.56 euros. It is proposed that, prior to the share split, the capital stock be increased from Company funds without the issue of new shares, by 64,233,950 euros to 437,958,750 euros, as a result of which the proportion of the capital stock attributable to the share certificates will increase from the current 2.56 euros to 3 euros per share. On execution of the capital increase from Company funds, it is proposed that the capital stock of 437,958,750 euros be divided into 437,958,750 individual shares, each accounting for a proportion of the capital stock amounting to 1 euro, of which 259,795,875 should be ordinary bearer shares, and 178,162,875 should be nonvoting preferred bearer shares.

As the re-division of the capital stock and the tripling of the number of shares will also affect the amount of future dividends per share, the variable dividend-related remuneration of the members of the Supervisory Board and of the Shareholders' Committee should also be correspondingly amended (Art. 17 (3) and Art. 33 (3) of the Articles of Association).

As a result of the share split, the amount of the preferred dividend payable on the preferred shares should also be adjusted. According to Art. 35 (2) of the Articles of Association, holders of preferred shares should receive a preferred dividend in the amount of 0.11 euros per preferred share. Of the remaining unappropriated profit, the holders of ordinary shares should first receive a dividend up to euro 0.05 per ordinary share, with the residual amount then being distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them. Assuming that there is sufficient unappropriated profit, this means in economic terms that an additional dividend of 0.06 euros accrues to each preferred share over and above the amount accruing to each ordinary share.

Corresponding to the share split in the ratio of 1:3, it is proposed that the necessary adjustments be implemented such that – with rounding of the computed changes – holders of preferred shares receive a preferred dividend of 0.04 euros per preferred share. Of the remaining unappropriated profit, the holders of ordinary shares should then receive a dividend of 0.02 euros per ordinary share, with the residual amount then being distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them.

To become effective, a resolution in General Meeting approving the amendment of Art. 35 (2) of the Articles of Association requires approval of the holders of preferred shares, and these have therefore received a separate invitation to an "Extraordinary Meeting for Holders of Preferred Shares" so that they may resolve on this proposal.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolutions:

a) Capital increase from Company funds

aa) "That the capital stock of the Company amounting to 373,724,800 euros be increased from Company funds by 64,233,950 euros to 437,958,750 euros without the issue of new shares, by transfer of a total of 64,233,950 euros from other revenue reserves disclosed in the balance sheet as of December 31, 2006, to capital stock. This resolution to increase the capital stock is based on the annual financial statements of Henkel KGaA as of December 31, 2006, which have been examined by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin/Frankfurt am Main, and issued with an unqualified opinion."

bb) That Art. 5 of the Articles of Association be amended and rewritten as follows:

"The capital stock of the Company amounts to 437,958,750 euros (in words: four hundred and thirty seven million nine hundred and fifty eight thousand seven hundred and fifty euros)."

b) Share split in the ratio 1:3

aa) That following filing of the resolution to increase capital as per agenda Item 8a) in the Commercial Register, the (new) capital stock of the Company amounting to 437,958,750 euros, currently divided in accordance with Art. 6 (1) of the Articles of Association into a total of 145,986,250 bearer shares of no par value, be re-divided into a total of 437,958,750 shares of no par value by a share split in the ratio 1:3, of which figure 259,795,875 are to be ordinary bearer shares, and 178,162,875 are to be nonvoting preferred bearer shares. Instead of one share being attributed a proportion of the Company's capital stock amounting to 3 euros, a total of 3 shares of no par value will be created accounting for an attributed proportion of the Company's capital stock amounting to 1 euro per share.

bb) That Art. 6 (1) of the Articles of Association be amended in order to take into account the share split, and that it be reworded as follows:

"The capital stock is divided into 437,958,750 shares (no par value) of which 259,795,875 are ordinary shares in bearer form and 178,162,875 are nonvoting preferred shares in bearer form."

c) Amendments to the Articles of Association relating to the share split

That on filing of the changes to the Articles of Association relating to the re-division of the capital stock as per agenda Item 8 b), Art. 17 (3), Art. 33 (3) and Art. 35 (2) of the Articles of Association be changed and reworded as follows:

aa) Art. 17 (3) of the Articles of Association:

"Each member of the Supervisory Board shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid."

bb) Art. 33 (3) of the Articles of Association:

"Each member of the Shareholders' Committee shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid."

cc) Art. 35 (2) of the Articles of Association:

"The unappropriated profit is distributed to the shareholders unless the General Meeting resolves otherwise. The distribution shall be as follows: The holders of preferred shares receive a preferred dividend in the amount of 0.04 euros per preferred share. In the event that the unappropriated profit is not sufficient in any financial year to pay a preferred dividend of 0.04 euros per preferred share, the arrears shall be paid subsequently without inter-

est out of the unappropriated profit of the following financial years in such a way that the prior arrears shall be paid off ahead of any newer arrears, and that the preferred dividend amounts for a financial year shall only be paid out of the profit for that financial year once all such arrears have been paid off. Out of the remaining unappropriated profit, first the holders of ordinary shares shall receive a dividend of up to 0.02 euros per ordinary share; the residual amount shall then be distributed to all shareholders in line with the proportion of the capital stock attributable to them."

Documents available for examination

Once the Annual General Meeting has been announced, the following documents will be available for inspection by shareholders at the business premises of Henkel KGaA, Building A 05 (Legal Department), Henkelstrasse 67, 40589 Düsseldorf, Germany:

> Annual financial statements, consolidated annual financial statements, management reports for the Company and the Group, report of the supervisory board, proposal of the Personally Liable Partners for appropriation of profit (Agenda Items 1 and 2)

The above documents are available via the internet (www.ir.henkel.de; www.ir.henkel.com) and will be laid out for inspection at the Annual General Meeting of Henkel KGaA. They will also be sent to each shareholder on request.

Participation in the Annual General Meeting and exercise of voting rights

The capital stock of the Company amounts to 373,724,800 euros. It is divided into a total of 145,986,250 bearer shares of no par value, of which 86,598,625 are ordinary shares, each carrying a voting right, and 59,387,625 are non-voting preferred shares.

In accordance with Art. 20 of the Articles of Association, only those shareholders who, by the end of **April 10, 2007** at the latest, register and transmit to the Company a written certificate issued by their depositary bank validating ownership of shares shall be entitled to participate in the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only). This registration and the aforesaid certificate should be sent to the following address:

Henkel KGaA
c/o Deutsche Bank AG
– Special Services/General Meetings –
60272 Frankfurt am Main, Germany

The certificate validating ownership of shares must relate to the start of **March 26, 2007** (0.00 hours). Registration and certification must be in written (text) form in either German or English.

On receipt of the certificate validating their ownership of shares, the shareholders concerned will be sent admission cards for the Annual General Meeting by the Registration Office. In order to ensure the timely receipt of these admission cards, we request that shareholders intending to attend the Annual General Meeting request an admission card from their depositary bank at the earliest possible time. The requisite registration and certification of share ownership will then be carried out by the depositary bank.

In order to ensure efficient organization of the Annual General Meeting, we request that you register early, and that you only register if you seriously intend to participate in the Annual General Meeting.

Proxies to exercise voting rights

Shareholders not wishing to attend the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

In addition, we offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Company. The shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Annual

General Meeting to which a corresponding proxy form is attached.

The proxies must be assigned in writing. Insofar as proxyholders nominated by the Company are vested with this authority of representation, instructions must in all cases be issued by the shareholder concerned as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed. Please note that proxyholders will not accept instructions to propose motions, to speak or to ask questions. Shareholders wishing to avail themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by **April 12, 2007** at the latest.

The proxy and instructions to the proxyholders nominated by the Company may be issued electronically via the internet instead of in written form, using the procedures stipulated by the Company. Proxies and instructions may still be issued or amended via the internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Company – particularly via the internet – are contained in an instruction leaflet that will be sent to all shareholders with the admission card. The corresponding information is also available on the internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link).

Broadcast of portions of the Annual General Meeting via the internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live via the internet by anyone wishing to do so. The voting results will also be published on the internet after the Annual General Meeting.

Motions and election nominations submitted by shareholders

Any motions or election nominations by shareholders as envisaged in §126 and §127 German Corporation Law (AktG) should be exclusively submitted to:

Henkel KGaA
– Annual General Meeting 2007 –
Investor Relations
Henkelstrasse 67
40589 Düsseldorf, Germany
Fax: + 49 (0) 211 / 798 – 2863
e-mail: investor.relations@henkel.com

Motions or election nominations sent to the above address and received by the end of **April 2, 2007** (24.00 hours) will be immediately posted on the internet (www.ir.henkel.de / www.ir.henkel.com) and may be viewed via the Annual General Meeting link. Motions or election nominations not properly addressed or late arriving will be ignored. Any response from management will likewise be published under the internet address indicated.

Düsseldorf, February 2007

Henkel KGaA

The Personally Liable Partners

Invitation to the Extraordinary Meeting for Holders of Preferred Shares

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Number:
Preferred shares 604 843

International Securities Identification Number:
Preferred shares DE 0006048432

The holders of preferred shares in our Company are hereby invited to attend the
Extraordinary Meeting for Holders of Henkel Preferred Shares following on from the Annual General Meeting
on
Monday, April 16, 2007,
earliest start time 12.30 p.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 27, 2007, is the only authoritative version.

Agenda

1. Announcement of the resolution of the Annual General Meeting of April 16, 2007 regarding item 8 of its Agenda concerning the increase in capital stock from Company funds without the issue of new shares, implementation of the appropriate amendment of Art. 5 of the Articles of Association, subsequent re-division of the capital stock (share split in the ratio of 1:3) with corresponding amendment of Art. 6 (1) of the Articles of Association and, in relation to said share split, amendment of Art. 17 (3), Art 33 (3) and Art 35 (2) of the Articles of Association.

Item 8 of the Agenda of the Annual General Meeting held on April 16, 2007, convened for 10.00 hours, and the associated resolution proposal reads as follows:

Resolution to increase the capital stock from Company funds without the issue of new shares, to implement the appropriate amendment of Art. 5 of the Articles of Association, to subsequently re-divide the capital stock (share split in the ratio of 1:3) with cor-responding amendment of Art. 6 (1) of the Articles of Association, and in relation to said share split, to amend Art. 17 (3), Art 33 (3) and Art 35 (2) of the Articles of Association.

The market price of Henkel shares has risen significantly in the last few years. In order to further increase the attractiveness of Henkel shares, especially for private investors, it is proposed that the capital stock of the Company be re-divided in the ratio of 1:3 so that the number of shares is tripled (share split). With this tripling of the number of shares, the individual shares become "lighter", as a result of which the liquidity of Henkel shares should increase.

The capital stock of Henkel KGaA currently amounts to 373,724,800 euros. It is divided into a total of 145,986,250 shares of no par value, of which 86,598,625 are ordinary bearer shares and 59,387,625 are non-voting preferred bearer shares. The proportion of the capital stock attributable to each ordinary share and preferred share is 2.56 euros. It is proposed that, prior to the share split, the capital stock be increased from Company funds without the issue of new shares, by 64,233,950 euros to 437,958,750 euros, as a result of which the proportion of the capital stock attributable to the share certificates will increase from the current 2.56 euros to 3 euros per share. On execution of the capital increase from Company funds, it is proposed that the capital stock of 437,958,750 euros be divided into 437,958,750 individual shares, each accounting for a proportion of the capital stock amounting to 1 euro, of which 259,795,875 should be ordinary bearer shares, and 178,162,875 should be nonvoting preferred bearer shares.

As the re-division of the capital stock and the tripling of the number of shares will also affect the amount of future dividends per share, the variable dividend-related remuneration of the members of the Supervisory Board and of the Shareholders' Committee should also be correspondingly amended (Art. 17 (3) and Art. 33 (3) of the Articles of Asso-ciation).

As a result of the share split, the amount of the preferred dividend payable on the preferred shares should also be adjusted. According to Art. 35 (2) of the Articles of Association, holders of preferred shares should receive a preferred dividend in the amount of 0.11 euros per preferred share. Of the remaining unappropriated profit, the holders of ordinary shares should first receive a dividend up to euro 0.05 per ordinary share, with the residual amount then being distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them. Assuming that there is sufficient unappropriated profit, this means in economic terms that an additional dividend of 0.06 euros accrues to each preferred share over and above the amount accruing to each ordinary share.

Corresponding to the share split in the ratio of 1:3, it is proposed that the necessary adjustments be implemented such that – with rounding of the computed changes – holders of preferred shares receive a preferred dividend of 0.04 euros per preferred share. Of the remaining unappropriated profit, the holders of ordinary shares should then receive a dividend of 0.02 euros per ordinary share, with the residual amount then be-

ing distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them.

To become effective, a resolution in General Meeting approving the amendment of Art. 35 (2) of the Articles of Association requires approval of the holders of preferred shares, and these have therefore received a separate invitation to an "Extraordinary Meeting for Holders of Preferred Shares" so that they may resolve on this proposal.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolutions:

a) Capital increase from Company funds

aa) "That the capital stock of the Company amounting to 373,724,800 euros be increased from Company funds by 64,233,950 euros to 437,958,750 euros without the issue of new shares, by transfer of a total of 64,233,950 euros from other revenue reserves disclosed in the balance sheet as of December 31, 2006, to capital stock. This resolution to increase the capital stock is based on the annual financial statements of Henkel KGaA as of December 31, 2006, which have been examined by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin/Frankfurt am Main, and issued with an unqualified opinion."

bb) That Art. 5 of the Articles of Association be amended and rewritten as follows:

"The capital stock of the Company amounts to 437,958,750 euros (in words: four hundred and thirty seven million nine hundred and fifty eight thousand seven hundred and fifty euros)."

b) Share split in the ratio 1:3

aa) That following filing of the resolution to increase capital as per agenda Item 8a) in the Commercial Register, the (new) capital stock of the Company amounting to 437,958,750 euros, currently divided in accordance with Art. 6 (1) of the Articles of Association into a total of 145,986,250 bearer shares of no par value, be re-divided into a total of 437,958,750 shares of no par value by a share split in the ratio 1:3, of which figure 259,795,875 are to be ordinary bearer shares, and 178,162,875 are to be nonvoting preferred bearer shares. Instead of one share being attributed a proportion of the Company's capital stock amounting to 3 euros, a total of 3 shares of no par value will be created accounting for an attributed proportion of the Company's capital stock amounting to 1 euro per share.

bb) That Art. 6 (1) of the Articles of Association be amended in order to take into account the share split, and that it be reworded as follows:

"The capital stock is divided into 437,958,750 shares (no par value) of which 259,795,875 are ordinary shares in bearer form and 178,162,875 are nonvoting preferred shares in bearer form."

c) Amendments to the Articles of Association relating to the share split

That on filing of the changes to the Articles of Association relating to the re-division of the capital stock as per agenda Item 8 b), Art. 17 (3), Art. 33 (3) and Art. 35 (2) of the Articles of Association be changed and reworded as follows:

aa) Art. 17 (3) of the Articles of Association:

"Each member of the Supervisory Board shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid."

bb) Art. 33 (3) of the Articles of Association:

"Each member of the Shareholders' Committee shall receive an annual remuneration of 2,400 euros per full 0.02 euros in dividend in excess of 0.25 euros

in dividend paid on each preferred share for the financial year in respect of which the remuneration is paid."

cc) Art. 35 (2) of the Articles of Association:

"The unappropriated profit is distributed to the shareholders unless the General Meeting resolves otherwise. The distribution shall be as follows: The holders of preferred shares receive a preferred dividend in the amount of 0.04 euros per preferred share. In the event that the unappropriated profit is not sufficient in any financial year to pay a preferred dividend of 0.04 euros per preferred share, the arrears shall be paid subsequently without interest out of the unappropriated profit of the following financial years in such a way that the prior arrears shall be paid off ahead of any newer arrears, and that the preferred dividend amounts for a financial year shall only be paid out of the profit for that financial year once all such arrears have been paid off. Out of the remaining unappropriated profit, first the holders of ordinary shares shall receive a dividend of up to 0.02 euros per ordinary share: the residual amount shall then be distributed to all shareholders in line with the proportion of the capital stock attributable to them."

2. Special resolution of holders of preferred shares approving the resolution of the Annual General Meeting concerning amendment of Art. 35 (2) of the Articles of Association in accordance with the proposed resolution cited under Item 1 of this Agenda in relation to execution of the share split

In order for the resolution of the Annual General Meeting, repeated under Item 1 of this Agenda, to become operable according to § 141 German Corporation Law (AktG), approval by the holders of preferred shares of the amendment of Art. 35 (2) of the Articles of Association in relation to execution of the share split is required.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose approval to the resolution of the Annual General Meeting with respect to Item 8 of its Agenda as repeated under Item 1 of this Agenda concerning amendment of Art. 35 (2) of the Articles of Association in relation to the execution of the share split.

Participation in the Extraordinary Meeting for Holders of Preferred Shares, and exercise of voting rights

The capital stock of the Company amounts to 373,724,800 euros. It is divided into a total of 145,986,250 bearer shares of no par value, of which 59,387,625 are preferred shares representing as many voting rights in the Extraordinary Meeting for Holders of Preferred Shares, and 86,598,625 are ordinary shares.

In accordance with Art. 20 of the Articles of Association, only those holders of preferred shares who, by the end of **April 10, 2007** at the latest, register and transmit to the Company a written certificate, issued by their depositary bank, validating ownership of shares shall be entitled to participate in the Extraordinary Meeting for Holders of Preferred Shares and to exercise voting rights (preferred shares only). The registration and the aforesaid certificate should be sent to the following address:

Henkel KGaA
c/o Deutsche Bank AG
– Special Services/General Meetings –
60272 Frankfurt am Main

The certificate validating ownership of shares must relate to the start of **March 26, 2007** (0.00 hours). Registration and certification must be in written (text) form in either German or English.

On receipt of the certificate validating their ownership of shares, the holders of preferred shares concerned will be sent admission cards for the Extraordinary Meeting for Holders of Preferred Shares by the Registration Office. In order to ensure the timely receipt of these admission cards, we request that holders of preferred shares intending to attend the Extraordinary Meeting for Holders of Preferred Shares request an admission card from their depositary bank at the earliest possible

Henkel

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END